UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36141 / May 6, 2026

In the Matter of:

John Hancock GA Mortgage Trust
John Hancock GA Senior Loan Trust
Manulife GA Trust
Manulife Private Credit Fund
John Hancock CQS Multi Asset Credit Fund
John Hancock CQS Asset Backed Securities Fund
Manulife Investment Management Private Markets (US) LLC
John Hancock Investment Management LLC
CQS (US), LLC
John Hancock Life Insurance Company (U.S.A.)
John Hancock Life & Health Insurance Company
John Hancock Life Insurance Company of New York
Manulife SDF SPV – OH, LLC
John Hancock Funding Company, LLC
MDLF Holdings Onshore LLC
Manulife Direct Lending Fund (Unlevered) L.P.
Manulife Direct Lending Fund, L.P.

197 Clarendon Street
Boston, MA 02116

812–15828

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

John Hancock GA Mortgage Trust, <u>et al</u>. filed an application on June 4, 2025 and amendments to
the application on September 19, 2025, January 23, 2026, and March 19, 2026, requesting an
order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by
sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit
certain registered closed-end management investment companies and business development
companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each
other and with certain affiliated investment entities.

On April 10, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36081). The notice gave interested persons an opportunity to request a hearing and

stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by John Hancock GA Mortgage Trust, et al. (File No. 812–15828) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.